

December 4, 2023

Ricardo Lewin
Chief Financial Officer
Cosan S.A.
Av. Brigadeiro Faria Lima, 4,100 – 16th floor
São Paulo – SP, 04538-132, Brazil

   Re: Cosan S.A.
     Form 20-F for the Fiscal Year Ended December 31, 2022
     Form 6-K Furnished on August 15, 2023
     File No. 1-40155

Dear Ricardo Lewin:

  We have reviewed your filing and have the following comments.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2022

Note 4. Segment Information, page F-31

1. We note your presentation of Gross sales (Domestic market and External market) for your various segments and on a consolidated basis on pages F-32 through F-34. Please tell us how your presentation complies with IFRS. Also, please tell us the nature of the adjustments you record to Gross sales to arrive at Net sales as presented on the face of your financial statements. Refer to IFRS 8 and 15.

Note 5.1. Net Debt, page F-42

2. We note your disclosure that net debt is a non-GAAP financial measure and is not a measure in accordance with the IFRS and should not be considered as a substitute for measures of debt determined in accordance with the IFRS and the Brazilian accounting standards. As such, please tell us your consideration of the guidance in Item 10(e)(1)(ii)(C) of Regulation S-K related to presenting non-GAAP financial measures on the face of the financial statements prepared in accordance with GAAP or in the accompanying notes. Also, refer to General Instruction C.(e) of Form 20-F.

Note 8. Investments, page F-76

3.   Please tell us your consideration of making the disclosures in paragraph 7(a) of IFRS 12 related to how you control the subsidiaries listed in the table on page F-77 where you have less than a majority stake in the subsidiaries. We note your disclosure in the second paragraph of page F-90 which appears to apply to the following subsidiaries:
- Tellus Brasil Participações S.A.,
- Janus Brasil Participações S.A.,
- Duguetiapar Empreendimentos e Participações S.A., and
- Gamiovapar Empreendimentos e Participações S.A.

Form 6-K Furnished on August 15, 2023

Earnings Release, page 2

4.   We note your presentation of Cosan pro forma measures which considers the consolidation of 50 percent of the results of operations of your equity method investment in Raizen S.A. and 100 percent of other operations and pro forma investments accounted for on a cash basis and excluding M&A. Please tell us your consideration of the guidance in Questions 100.01 and 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations since the recognition and measurement principles used to calculate these measures are inconsistent with IFRS.

Reconciliation of Adjustments - EBITDA and Net Income, page 17

5.   Please tell us your consideration of beginning your reconciliations of Adjusted EBITDA with Net (loss) income per Cosan Consolidated which is the most directly comparable IFRS measure. Refer to Item 100(a)(2) of Regulation G.

6.   Please explain in detail to us each adjustment to arrive at Adjusted EBITDA and Adjusted Net Income. Explain why the adjustments do not result in a non-IFRS measure that could be considered misleading. Refer to Questions 100.01 and 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services